Subject to Completion. Dated March 24, 2006.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-132662

Prospectus Supplement to Prospectus dated March 23, 2006.

AngloGold Ashanti Limited

27,900,000 Ordinary Shares



————————

We, AngloGold Ashanti Limited, are offering an aggregate of 10,300,000 of our ordinary shares, whether in the form of ordinary shares or American Depositary Shares ("ADSs"). The selling shareholder, Anglo South Africa Capital (Proprietary) Limited, is selling an aggregate of 17,600,000 of our ordinary shares, whether in the form of ordinary shares or ADSs. We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholder. The public offering price per ordinary share is ZAR   and the public offering price per ADS is $.

Our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Limited under the symbol "ANG", the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", the Ghana stock exchange where our shares are quoted under the symbol "AGA" and in the form of Ghanaian Depositary Shares ("GhDSs") under the symbol "AADS", each representing one-hundredth of an ordinary share and Euronext Brussels where our shares are quoted in the form of unsponsored international depositary receipts under the symbol "ANG". On March 22, 2006 the closing price of our ordinary shares on the JSE Limited was ZAR 307.70 per ordinary share and the closing price of our ADSs on the New York Stock Exchange was $48.33 per ADS.

See "Risk Factors" starting on page S-11 of this prospectus supplement to read about factors you should consider before buying our ordinary shares.

————————

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total[(1)]
Initial price to investors	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

————————
(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

To the extent that the underwriters procure purchasers for or purchase themselves more than 27,900,000 ordinary shares, the underwriters have the option to procure purchasers for or, failing that, purchase up to an additional 4,200,000 ordinary shares, whether in the form of ordinary shares or ADSs, from the selling shareholder at the initial price to investors less the underwriting discount. If the underwriters exercise their option to procure purchasers for or, failing that, purchase such additional shares, the selling shareholder will sell up to 4,200,000 of our ordinary shares or such lower amounts of our ordinary shares in relative proportions based on such numbers. The underwriters can elect to exercise this option within 30 days following the date of this prospectus supplement.

Delivery of the ordinary shares and ADSs against payment is expected to occur on   , 2006.

Joint Global Co-ordinators and Joint Book-runners

Goldman, Sachs & Co.   **UBS Investment Bank**

Co-Managers

BMO Nesbitt Burns   **JPMorgan**

————————
Prospectus Supplement dated   , 2006.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Annex

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of three parts. The first part is this prospectus supplement, which describes the specific terms of this offering of ordinary shares of AngloGold Ashanti Limited ("AngloGold Ashanti"). The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus", we are referring to the base prospectus. The third part is our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission (the "SEC") on March 20, 2006 incorporated by reference herein and attached hereto as Annex A (the "Form 20-F").

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus, the "Company", "we" or "us" refers to AngloGold Ashanti and its consolidated subsidiaries. References to these terms in this prospectus supplement for periods prior to April 26, 2004 are references to AngloGold Limited ("AngloGold") and its consolidated subsidiaries as it existed prior to the business combination with Ashanti Goldfields Company Limited ("Ashanti"). "Selling shareholder" refers to Anglo South Africa Capital (Proprietary) Limited. "Anglo American" refers to Anglo American plc and its predecessors.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to dollars or $ are to the lawful currency of the United States, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE Limited, the London Stock Exchange, Euronext Paris, the Ghanaian Stock Exchange and the Australian Stock Exchange.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of the Company's operations, individually or in the aggregate, including the completion and commencement of commercial operations at the Company's exploration and production projects; the Company's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect the Company's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect the Company's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus supplement (and all documents incorporated herein by reference). The forward-looking statements included in this prospectus supplement are made only as of the last practicable date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section.

NOTICE TO U.K. INVESTORS

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, being, among other things, high net worth companies and/or unincorporated associations, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (as amended), which is hereinafter referred to as the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons for these purposes). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the offering, the underwriters are not acting for anyone other than the Company and the selling shareholder and they will not be responsible to anyone other than the Company and the selling shareholder for providing the protections afforded to their clients nor for providing advice in relation to the offering.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present financial items such as "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" that have been determined using industry standards promulgated by the Gold Institute and are not measures under generally accepted accounting principles in the United States ("US GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce", the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide:

- an indication of a mine's profitability, efficiency and cash flows;

- the trend in costs as the mine matures over time and on a consistent basis; and

- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate herein by reference the documents and portions of documents incorporated by reference in the accompanying prospectus. Information furnished on Forms 6-K on or prior to March 23, 2006 other than on the Form 6-K submitted on March 23, 2006 furnishing a registration rights agreement are specifically not incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Ashanti Americas Incorporated
509 Madison Avenue
Suite 1914
New York, New York 10022
Telephone: (800) 417 9255 (toll free in the United States and Canada)
        or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

PROSPECTUS SUPPLEMENT SUMMARY

Company Overview

We are headquartered in Johannesburg, South Africa, and are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2005, we had gold reserves of 63.3 million ounces. For the year ended December 31, 2005, we had consolidated revenues of $2,485 million, gold production of 6.166 million ounces and total cash costs of $281 per ounce.

We were formed following the consolidation of the gold interests of Anglo American into a single company in 1998. At the time our production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and orebody diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

- production from 21 operations in 10 countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

- production and reserves for the year ended December 31, 2005 of 57 percent and 58 percent, respectively, from operations outside South Africa; and

- production from a broad variety of orebody types as well as a variety of open-pit (11 mines) and underground (10 mines) operations.

Strategy

Our strategy is to enhance shareholder value through defending our profit margins, optimizing our existing ore bodies, finding tomorrow's production ounces and identifying opportunities to sustain a healthy market for gold. Anglo American's recent announcement that it is no longer seeking to retain us as a subsidiary, while still remaining a significant shareholder in the medium term, should provide us with greater strategic flexibility in considering any such opportunities.

Defending our profit margins. We seek to enhance margins by managing costs through a number of continuing initiatives, including:

- increased efficiency by way of optimized material usage, enhancing productivity, rationalization of overhead structures and facilities, management and reductions in the use of contractors; and

- a focused procurement strategy aimed at reductions in purchase prices, reductions in internal costs (including logistics, warehousing and administration) and reductions or optimization of external costs (through joint research and development, substitution and increased productivity).

Optimizing the value of our asset base. Furthermore, we are focused on seeking to optimize and maximize the value to be derived from our existing assets through various initiatives and investments, including:

- fully funding organic growth projects designed and assessed against a strict set of financial criteria with the objective of enhancing shareholder value. Examples of current and proposed projects include:

  – the Siguiri carbon in pulp plant in Guinea, which has been commissioned and has allowed for an increase in gold production at this operation;

  – the Cuiabá expansion, which is expected to increase production and extend the life of this Brazilian operation;

  – the development of the Boddington mine in Australia, in which we hold a 33.33 percent interest, which we believe once developed will be a large, long-life gold producer;

  – three projects at the TauTona mine in South Africa, comprising the Carbon Leader Reef shaft pillar project, the Ventersdorp Contact Reef development project and the TauTona below 120 level project, which projects we believe will extend the life of the TauTona mine;

  – the final development of the Moab Khotsong mine in South Africa, which we believe will, in the medium-term, become a major producer of gold and help to replace production as production declines at our more mature South African operations;

- two projects at the Geita mine in Tanzania, comprising the transition to owner-mining that includes the purchase of a mining fleet that we believe should enhance margins and profitability levels in this long-life mine, as well as the proposed purchase of further earthmoving equipment to increase production from the mine to 80 million tonnes per annum over the next three years, which is anticipated to result in further increases in gold production and profitability levels;

- the Sunrise Dam underground feasibility study that could allow for the extension of the life of this Australian operation once mining in the current open-pit comes to an end; and

- further exploration of, and feasibility studies for, the potential development of Obuasi Deeps. Should Obuasi Deeps be developed, this project could significantly extend the life of the Obuasi mine in Ghana by an estimated 35 years.

• turning around assets in transition. In particular this includes various initiatives to re-capitalize the operation, increase development and mining flexibility and ultimately gold production from current levels at the Obuasi mine in Ghana; and

• managing near-end-of-life mines to cost effective socially and environmentally responsible mine closures.

Finding tomorrow's production ounces. In addition to organic growth via the development of projects designed to enhance shareholder value at new and existing operations, we also intend to grow via a focused exploration and acquisition strategy:

• *Greenfields/brownfields exploration*. We have a well-established exploration capability. In 2005 we spent $37 million on greenfields exploration in 12 countries and we spent $42 million on brownfields exploration across 10 countries. Our greenfields exploration activity extends to various "New Frontier" regions including the Democratic Republic of Congo, Colombia, Alaska, the Philippines, Mongolia, Russia, China and Laos;

• *Mergers and Acquisitions*. In addition to the many large transforming mergers and acquisitions which we have undertaken since 1998 including the acquisition of our assets in North and South America from Minorco SA, the acquisition of Acacia Resources which established a base in Australia, the acquisition of interests in the Morila mine in Mali, the initial acquisition of a 50 percent interest in the Geita mine in Tanzania and the business combination with Ashanti (which resulted in our owning 100 percent of Geita), we continue to consider and assess potential acquisitions against a set of financial criteria designed to enhance shareholder value, which we believe could result in the growth of our business in regions where we currently operate and in our "New Frontier" regions; and

• *Partnerships and Alliances*. We have developed a strategy of working with smaller companies in order to explore opportunities in prospective areas. Partnerships established to date include the acquisition of minority interests in Red 5 Limited, with assets in the Philippines, Trans-Siberian Gold plc, with assets in Russia, and Dynasty Gold Corporation, with assets in China, as well as exploration alliance agreements with Oxiana Limited in Laos and with Eurasia plc in respect of the Chita and Buryat regions of Russia.

Sustaining a healthy market for gold. We are committed to supporting the growth of existing markets for gold as well as the development of new markets for gold via various gold marketing and market development initiatives.

Outlook. Production for the first quarter of 2006 has been impacted by the drought in Tanzania, which has reduced water supply to the Geita Mine; by the earlier commencement of the planned restructuring at the Tau Lekoa mine in South Africa, and by lower than expected grades at the Cripple Creek & Victor mine in Colorado, USA. As a result of these factors we expect production for the quarter to be in the region of 1.347 million ounces (previous guidance being 1.4 million ounces). We expect to recover all but 23,000 ounces (at Geita) by the end of 2006, with production for the year still expected in the range of 5.8 to 6.1 million ounces.

Local producer currencies have been higher than the rates anticipated for the first quarter of $/R6.25 and BRL/$2.29, and we anticipate that total cash costs for the first quarter of 2006 will be in the region of $320 per ounce, 3 percent higher than the forecast of $311 per ounce. Total cash costs for 2006 are anticipated to be between $285 per ounce and $293 per ounce based on the following assumptions – $/R6.50, A$/$0.76, BRL/$2.40 and Argentinean peso/$2.96, inflation of 2.5 percent in the US, 5 percent in South Africa, 2.6 percent in Australia, 5.5 percent in Brazil and 8.8 percent in Argentina, as well as an oil price of $65 per barrel.

Based on current business planning, in 2007 we expect gold production to increase to between 6.3 million ounces and 6.5 million ounces. The projected growth in production in 2007 as compared to 2006, is expected to be driven primarily by forecast increased production at the following operations:

- in South Africa, production at Moab Khotsong is expected to increase by approximately 80 percent in line with the development plan;

- in Australia, Sunrise Dam production should increase by approximately 25 percent as the higher grade GQ lobe is accessed;

- in Brazil at AngloGold Ashanti Mineração, production is anticipated to increase by approximately 40 percent as a consequence of the Cuiabá expansion project;

- in Ghana, both Iduapriem and Obuasi should see planned increases in production of between some 10 percent and 15 percent respectively; and

- in Tanzania at the Geita mine, production is forecast to rise by approximately 50 percent due to mining in the higher grade Nyankanga Cut 4.

These forecast increases in production are expected to offset anticipated reduced production at Tau Lekoa in South Africa, Bibiani in Ghana, Yatela in Mali and Cripple Creek & Victor in the United States.

Total cash costs in 2007 are projected to be between $261 per ounce and $271 per ounce, based upon the following assumptions – $/R6.75, A$/$0.75, BRL/$2.67 and Argentinean peso/$3.05, inflation of 2.25 percent in the US, 5 percent in South Africa, 2.25 percent in Australia, 5 percent in Brazil and 6.5 percent in Argentina, as well as an oil price of $55 per barrel.

Based on the exchange rate assumptions referred to above, capital expenditure for 2006, is estimated at between $786 million and $818 million and for 2007, is estimated to be between $850 million and $884 million. Capital expenditure for 2008 is estimated to be between $592 million and $616 million, based on the following exchange rate assumptions: $/R7.00, A$/$0.73, BRL/$2.84 and Argentinean peso/$3.13. Development of the Boddington project in Australia forms a significant proportion of the anticipated capital expenditure in these three years with our share of capital expenditure for that period currently estimated to be approximately $450 million. The capital expenditures referred to above also includes our other principal projects, namely, the Cuiabá expansion in Brazil; the final development of the Moab Khotsong mine in South Africa; three projects at the TauTona mine in South Africa comprising the Carbon Leader Reef shaft pillar project, the Ventersdorp Contact Reef development project and the development below 120 level; two initiatives at the Geita mine in Tanzania comprising the transition to owner-mining and the purchase of further earthmoving equipment to increase production from this mine to 80 million tonnes per annum over the next three years and the underground feasibility study for Sunrise Dam in Australia, as well as stay-in-business capital expenditure and ore reserve development at our operations.

We (formerly AngloGold Limited) (Registration number 1944/017354/06) were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. On April 26, 2004, we acquired the entire issued share capital of Ashanti and changed our name to AngloGold Ashanti Limited on the same day. Our principal executive office is located at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000).

Offering Summary

We are offering an aggregate of 10,300,000 of our ordinary shares, whether in the form of ordinary shares or ADSs. The selling shareholder is selling an aggregate of 17,600,000 of our ordinary shares, whether in the form of ordinary shares or ADSs. We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholder. The public offering price per ordinary share is ZAR   and the public offering price per ADS is $.

The following sets forth the expected proceeds of the offering to us and the selling shareholder before expenses:

	Per ADS	Total[1]
Initial price to investors	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

_____
(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

To the extent that the underwriters procure purchasers for or purchase themselves more than 27,900,000 ordinary shares, the underwriters have the option to procure purchasers for or, failing that, purchase up to an additional 4,200,000 ordinary shares, whether in the form of ordinary shares or ADSs, from the selling shareholder at the initial price to investors less the underwriting discount. If the underwriters exercise their option to procure purchasers for or, failing that, purchase such additional shares, the selling shareholder will sell up to 4,200,000 of our ordinary shares or such lower amounts of our ordinary shares in relative proportions based on such numbers. The underwriters can elect to exercise this option within 30 days following the date of this prospectus supplement.

The CUSIP number for the ordinary shares is 035128206.

Delivery of the ordinary shares and ADSs against payment is expected to occur on   , 2006.

We intend to use the proceeds of such sale for project development, capital expenditures and other general corporate purposes. Pending such use, we intend to reduce our short-term borrowing and the borrowings outstanding on our revolving credit facility. We will not receive any of the proceeds from the selling shareholder's sales of our ordinary shares pursuant to this prospectus supplement.

We and our directors have agreed with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, for a period of 180 days after the date of this prospectus supplement as set forth in the section under the caption "Underwriting" beginning on page S-38.

The selling shareholder has agreed with the underwriters, subject to certain exceptions, not to offer or sell any of our ordinary shares and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, for a period of 270 days after the date of this prospectus supplement as set forth in the section under the caption "Underwriting" beginning on page S-38.

The ordinary shares referred to herein have not been registered with any state or national securities regulator in any country (including the Republic of South Africa and the United Kingdom) other than the United States. Investors outside the United States should note the selling restrictions listed on pages S-40 to S-43 and act accordingly.

Summary Financial Data

The selected financial information set forth below for the years ended December 31, 2003, 2004 and 2005 has been derived from, and should be read in conjunction with, the US GAAP financial statements included in our Form 20-F. The selected financial information for the years ended December 31, 2001 and 2002 and as at December 31, 2001 and 2002, has been derived from US GAAP financial statements not included herein.

	2001[1][4]	2002[2][3][4]	2003[7]	2004[8][9]	2005
	Year ended December 31,				
	(in $ millions, except share and per share amounts)				
Consolidated statement of income					
Sales and other income	1,840	1,493	1,670	2,151	2,485
Product sales[10]	1,816	1,458	1,641	2,096	2,453
Interest, dividends and other	24	35	29	55	32
Costs and expenses	1,841	1,137	1,329	2,176	2,848
Operating costs[11]	1,294	912	1,135	1,509	1,833
Royalties	5	9	11	27	39
Depreciation, depletion and amortization	304	257	247	445	593
Impairment of assets	173	–	75	3	141
Goodwill amortized	11	–	–	–	–
Interest expense	44	22	28	67	80
Accretion expense	–	–	2	8	5
Loss on sale of mining assets	4	–	–	–	–
Loss/(profit) on sale of assets	–	11	(55)	(14)	(3)
Mining contractor termination costs	–	–	–	–	9
Non-hedge derivative (loss)/gain	6	(74)	(114)	131	151
(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change	(1)	356	341	(25)	(363)
Taxation (expense)/benefit	(171)	(64)	(143)	132	121
Minority interest	(8)	(16)	(17)	(22)	(23)
Equity income in affiliates	17	80	71	23	39
(Loss)/income from continuing operations before cumulative effect of accounting change	(163)	356	252	108	(226)
Discontinued operations[12]	–	–	(2)	(11)	(44)
(Loss)/income before cumulative effect of accounting change	(163)	356	250	97	(270)
Cumulative effect of accounting change	(10)	–	(3)	–	(22)
Net (loss)/income – applicable to common stockholders	(173)	356	247	97	(292)
Other financial data					
Basic (loss)/earnings per common share (in $)[13][14]					
From continuing operations	(0.76)	1.60	1.13	0.43	(0.85)
Discontinued operations	–	–	(0.01)	(0.04)	(0.17)
Before cumulative effect of accounting change	(0.76)	1.60	1.12	0.39	(1.02)
Cumulative effect of accounting change	(0.05)	–	(0.01)	–	(0.08)
Net (loss)/income – applicable to common stockholders	(0.81)	1.60	1.11	0.39	(1.10)
Diluted (loss)/earnings per common share (in $)[13][14]					
From continuing operations	(0.76)	1.60	1.13	0.42	(0.85)
Discontinued operations	–	–	(0.01)	(0.04)	(0.17)
Before cumulative effect of accounting change	(0.76)	1.60	1.12	0.38	(1.02)
Cumulative effect of accounting change	(0.05)	–	(0.01)	–	(0.08)
Net (loss)/income – applicable to common stockholders	(0.81)	1.60	1.11	0.38	(1.10)
Dividend per common share (cents)[14]	84	113	133	76	56

	2001[1]	2002[2][3][4]	As at December 31, 2003[5][6][7]	2004[8][9]	2005
			(in $ millions, except share and per share amounts)		
Consolidated balance sheet data (as at period end)					
Cash and cash equivalents and restricted cash	156	362	479	302	204
Other current assets	350	524	822	1,115	1,197
Property, plants and equipment, deferred stripping, and acquired properties, net	2,115	2,449	3,037	6,654	6,439
Goodwill and other intangibles, net	160	166	226	591	550
Materials on the leach pad (long-term)	47	79	7	22	116
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	755	770	772	712	607
Total assets	3,583	4,350	5,343	9,396	9,113
Current liabilities	1,146	694	1,116	1,469	1,874
Provision for environmental rehabilitation	128	133	124	209	325
Deferred taxation liabilities	386	505	789	1,518	1,152
Other long-term liabilities, and derivatives	541	1,158	1,194	2,295	2,539
Minority interest	28	40	52	59	60
Stockholders' equity	1,354	1,820	2,068	3,846	3,163
Total liabilities and stockholders' equity	3,583	4,350	5,343	9,396	9,113
Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	9	9	10	10
Number of common shares as adjusted to reflect changes in capital stock	215,268,116	222,622,022	223,136,342	264,462,894	264,938,432
Net assets	1,382	1,860	2,120	3,905	3,223

(1)   Excludes the results of operations and financial condition of the Deelkraal and Elandsrand mines sold with effect from February 1, 2001.

(2)   Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002.

(3)   Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002.

(4)   Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002.

(5)   Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003.

(6)   Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003.

(7)   Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003.

(8)   Includes the results of operations and financial condition of Ashanti as of April 26, 2004.

(9)   Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004.

(10) Product sales represent revenue from the sale of gold.

(11) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(12) The selected financial information presented for the years ended December 31, 2001 and 2002 have not been reclassified to reflect Ergo as a discontinued operation.

(13) The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements "(loss)/earnings per common share" found in our Form 20-F.

(14) Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold's odd-lot offer.

   For further information regarding footnotes (1) through (9) see "Item 4A.: History and development of the company" of our Form 20-F.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates for the three years ended December 31, 2005, which yields gold prices of around $400/oz, A$556/oz and R86,808/kg, our proved and probable ore reserves have been determined to be 63.3Moz as at December 31, 2005. During the course of 2005, we conducted an audit of our reported reserves in respect of six of our operations. The audit identified no material shortcomings in the process by which our reserves were evaluated. It is our intention to repeat this process so that all our operations will be audited over a three-year period. The audit of those operations selected for review during 2006 is currently in progress.

Presented in the table below are selected operating data for us for each of the three years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,		
	2003[1]	2004[1]	2005
Total attributable gold production (000 ounces)[2]	5,413	5,829	6,166
Total cash costs ($ per ounce)[2][3]	225	264	281
Total production costs ($ per ounce)[2][3]	285	353	398
Production costs ($ million)	992	1,340	1,638
Capital expenditure ($ million)[2]	363	583	722

(1) Adjusted to exclude Ergo, which has been discontinued since March 2005.

(2) Including equity accounted joint ventures for management reporting purposes.

(3) "Total cash costs per ounce" and "total production costs per ounce" have been determined using industry standards promulgated by the Gold Institute and are not measures under US GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine's performance because they provide:

• an indication of a mine's profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with US GAAP for the years ended December 31, 2003, 2004 and 2005 is presented in "Reconciliation Of Total Cash Costs And Total Production Costs To Financial Statements".

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the ordinary shares being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 12 in our Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to the gold mining industry generally

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond our control, including:

- speculative positions taken by investors or traders in gold;

- changes in the demand for gold as an investment;

- changes in the demand for gold used in jewelry and for other industrial uses;

- changes in the supply of gold from production, disinvestment, scrap and hedging;

- financial market expectations regarding the rate of inflation;

- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;

- changes in interest rates;

- actual or expected gold sales by central banks and the International Monetary Fund;

- gold sales by gold producers in forward transactions;

- global or regional political or economic events; and

- costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:

Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410
2005	538	412	445
2006 (through March 22, 2006)	572	525	553

Source of data: Metals Week, Reuters and London Bullion Market Association.

On March 22, 2006, the afternoon fixing price of gold on the London Bullion Market was $550.75 per ounce.

In addition to the spot price of gold, a portion of our gold sales is determined at prices in accordance with the various hedging contracts that we have entered into, and will continue to enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short to medium term curtailment or closure, or change our past dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate cash reserves.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

We have estimated that for each $1 per barrel rise in the oil price, the average cash costs of all our operations increase by $0.30 per ounce with the cash costs of certain of our mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. We have no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in our mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

Our operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world's demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing production facilities, as well as the development of new facilities. This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production and delivery of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.

In particular, we and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, we have experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumable and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

Whilst suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually we have limited influence over equipment manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon our results of operations and our financial condition.

Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

- establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;

- determine appropriate metallurgical recovery processes to extract gold from the ore;

- estimate ore reserves;

- undertake feasibility studies and to estimate the technical and economic viability of the project; and

- construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

We consider from time to time the acquisition of ore reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions we engage in may not result in the expansion or replacement of the current production with new ore reserves or operations. This could adversely affect our results of operations and our financial condition.

Development risks Our profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from our current estimates. The development of our mining projects may be subject to unexpected problems and delays.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

- future gold and other metal prices;

- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

- anticipated recovery rates of gold and other metals from the ore;

- anticipated capital expenditure and cash operating costs; and

- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;

- the availability and cost of skilled labor, power, water and transportation facilities;

- the availability and cost of appropriate smelting and refining arrangements;

- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and

- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore reserve estimation risks. Our ore reserves described in this prospectus supplement are the best estimates of our management as of the dates stated and are reported in accordance with the requirements of the SEC's Industry Guide 7. In Australia and South Africa, we are legally required to publicly report mineral resources and ore reserves in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves and the South African Code for Reporting of Mineral Resources and Ore Reserves, respectively. The SEC's Industry Guide 7 does not recognize mineral resources. Accordingly, we do not report estimates of mineral resources in this prospectus supplement.

We undertake annual revisions to our mineral resource and ore reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in our ore reserve estimates, which could adversely affect the life of mine plans and consequently the total value of our mining asset base and, as a result, have an adverse effect upon the market price of our ordinary shares and ADSs.

Mining industry risks. Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labor disputes;
- encountering unexpected geological formations;
- unanticipated ground and water conditions;
- unanticipated increases in gold lock up and inventory levels in our heap leach operations;
- fall of ground accidents in underground operations;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, we use sophisticated seismic and rock mechanics technologies. Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence, and impact, of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to our operations both within South Africa and elsewhere where seismic activity may be a factor.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on our operational results and our financial condition.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally, and in particular large multinational corporations such as us, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other "stakeholders" – including employees, the communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders.

These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on our results of operations and our financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect our results of operations and our financial condition.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in our operations, our expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect our results of operations and our financial condition.

Risks related to our operations

We face many risks related to our operations that may affect our cash flows and overall profitability.

We use hedging instruments to protect against low gold prices and exchange rate movements, which may prevent us from realizing all potential gains resulting from subsequent gold price increases in the future.

We currently use hedging instruments to fix the selling price of a portion of our respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from realizing the positive impact on

income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

A significant number of our hedge contracts are not fair valued and recognized on the balance sheet as they fall under the normal purchase sales exemption under SFAS 133. Should we fail to deliver gold into those contracts in accordance with their terms, then we would need to account for the fair value of all of our hedge contracts on the financial statements which could adversely affect our reported financial condition.

Foreign exchange fluctuations could have a material adverse effect on our operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on our results of operations.

Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon our profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of our operations. In 2005, 2004 and 2003, we derived approximately 67 percent, 74 percent and 91 percent, respectively, of our revenues from these countries and approximately 63 percent, 72 percent and 90 percent, respectively, of production costs in these local currencies.

In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce or 24 percent of the total increase in total cash costs from 2004. In 2004, the weakening of the dollar against these local currencies accounted for nearly $28 per ounce or 52 percent of the total increase in total cash costs from 2003. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

To a lesser extent, and mainly as a result of our hedging instruments, a small proportion of our revenues are denominated in South African rands and Australian dollars, which may partially offset the effect of the dollar's strength or weakness on our profitability.

In addition, due to our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African rand and Australian dollar. The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect our financial condition.

Our level of indebtedness may adversely affect our business.

As of December 31, 2005, we had gross borrowings of around $1.9 billion. This level of indebtedness could have adverse effects on our flexibility to do business. Under the terms of our borrowing facilities from our banks, we are obliged to meet certain financial and other covenants. We expect to meet these covenants and to be able to pay principal and interest on our debt by utilizing the cash flows from operations and, therefore, our ability to do so will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other factors, certain of which are beyond our control. We may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. Our level of indebtedness may make us vulnerable to economic cycle downturns, which are beyond our control, because during such downturns, we cannot be certain that our future cash flows will be sufficient to allow us to pay principal and interest on our debt and also to meet our other obligations. Should the cash flow from operations be insufficient, we could breach our financial and other covenants and may be required to refinance all or part of our existing debt, utilize existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

Inflation may have a material adverse effect on our results of operations.

Most of our operations are located in countries that have experienced high rates of inflation during certain periods. Because we are unable to control the market price at which we sell the gold we produce (except to the extent that we enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition.

While none of our specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

Our new order mining rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights.

Our right to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act ("MPRDA") vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "Charter"). The objectives of the Charter are to:

- promote equitable access to the nation's mineral resources to all the people of South Africa;

- substantially and meaningfully expand opportunities for historically disadvantaged South Africans ("HDSAs") that is, any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa of 1993 came into operation, including women – to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;

- utilize the existing skills base for the empowerment of HDSAs;

- expand the skills base of HDSAs in order to serve the community;

- promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and

- promote beneficiation of South Africa's mineral commodities.

The Charter, compliance with which is measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by HDSAs of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014.

The Scorecard allows for a portion of "offset" against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. We carry out such downstream activities and we believe these will be recognized in terms of a framework currently being devised by the South African government.

We have completed a number of asset sales to companies owned by HDSAs in the past seven years. We estimate that these sales transferred 20 percent of our attributable production in South Africa to HDSAs. In addition, we are continuing to evaluate alternative ways in which to further achieve the objectives of the Charter. On June 8, 2005, we announced that we were considering establishing an Employee Share Ownership Program ("ESOP") with a value equivalent to approximately

6 percent of our South African assets, consistent with the Company's stated strategic intention to develop means of promoting broad-based equity participation in the Company by HDSAs. The scope and terms of the program remain under consideration and, once finalized, an announcement will be made and, if appropriate, the terms will be put to shareholders for their approval. It is anticipated that agreement may be reached during 2006. We believe that we have made significant progress towards meeting the requirements of the Charter and the Scorecard in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of HDSAs in management roles by 2010. We may incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP may have an adverse impact on our results of operations.

We were informed on August 1, 2005 by the Director General of Minerals and Energy that, in principle, our applications to convert our old order mining rights to new order mining rights for our West Wits and Vaal River operations, as well as our applications for new order mining rights to extend our mining areas at our TauTona and Kopanang mines had been successful. These applications relate to all of our existing operations in South Africa. We are in the process of reviewing certain draft notarial rights agreements, which we recently received from the Department of Minerals and Energy relating to the various mining rights, and will lodge these for registration with the Mining Titles Registration Office in due course. The notarial agreement for the West Wits operations has subsequently been executed and was lodged for registration on February 9, 2006. We submitted two applications to the Department of Minerals and Energy for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which we have subsequently withdrawn. The Department of Minerals and Energy is considering the remaining application.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. To the extent that our new order mining rights have not been finalized, our new order mining rights may not be equivalent to our old order mining rights. The duration of the new mining rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order mining rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach.

The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. We have a policy of evaluating, minimizing and addressing the environmental consequences of our activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with our South African operations in light of the new, as well as existing, environmental requirements.

The proposed introduction of South African State royalties, as well as proposed changes to the fiscal regime for mining companies in South Africa, where a significant portion of our mineral reserves and operations are located, could have an adverse effect on our results of operations and our financial condition.

The South African government has announced that it is considering new legislation, whereby the new order rights will be subject to a State royalty. The extent and basis of that royalty are unknown at present. The draft Mineral and Petroleum Royalty Bill was released in March 2003 for comments and proposed a royalty payment of 3 percent of gross revenue per year, payable quarterly, in the case of gold. The draft provided that the royalty payments would have commenced upon the conversion and granting of a new mining right.

We and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from May 1, 2009, which date is the final date for conversion of the old order into new order mining rights in terms of the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and

Petroleum Royalty Bill has been proposed. On February 18, 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These included a delay in the introduction of the royalty to May 1, 2009, and confirmation of the South African government's preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognizance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations.

The introduction of the proposed royalty would have an adverse impact upon our profitability, as currently no royalty is payable to the State. However, the Minister of Finance announced also that due to the new regulatory system for the mining rights under the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it had become imperative to reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage, but they may have an adverse effect on our results of operations and our financial condition.

We may need to improve our internal control over financial reporting and our independent auditors may not be able to attest to their effectiveness, which could have a significant adverse effect on our results of operations, our reputation and our financial condition.

We are evaluating our internal control over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder (collectively "Section 404"). We are currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to us for our annual report on Form 20-F for the year ending December 31, 2006. In the course of our ongoing Section 404 evaluation, we have identified areas of internal control over financial reporting that require remediation and we have designed enhanced processes and controls, and plan to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future through this process.

Because we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact our ability to comply with Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur additional costs in improving our internal control system. Any such action could negatively affect our results and have an adverse effect on our results of operations, our reputation and our financial condition.

Certain factors may affect our ability to support the carrying value of our property, plants and equipment, acquired properties, investments and goodwill on our balance sheet.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our financial condition.

If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material adverse effect on our results of operations and our financial condition.

A key aspect of the business combination of AngloGold and Ashanti was the development of the deep-level extension of the existing orebody at the Obuasi mine, otherwise referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2030. In furtherance of this goal, we have commenced exploration at Obuasi Deeps and intend in due course, based upon the information as it becomes available, to undertake feasibility studies to estimate the extent of the ore reserves, operating costs, capital expenditure and economic returns and consequently, the viability of mining Obuasi Deeps. If as a result of this further exploration and following the completion of these feasibility studies, we determine that the development of the Obuasi Deeps is not economically feasible, such determination may have a material adverse effect on our results of operations and financial condition in the long term. The funding of the development of Obuasi Deeps will proceed only if we continue to determine the development to be economically feasible.

Our mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and assets ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters. If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

In a number of countries, particularly in Africa, we are due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have unresolved tax disputes in a number of countries, particularly in Tanzania, Mali and Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the Company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the Company operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis which, in turn, could have an adverse impact on our results of operations and our financial condition.

Labor disruptions in South Africa and other countries could have an adverse effect on our operating results and financial condition.

As at December 31, 2005, approximately 72 percent (2004: 69 percent) of our workforce excluding contractors or 66 percent of total workforce was located in South Africa.

Approximately 95 percent of the workforce on its South African operations is unionized, with the National Union of Mineworkers ("NUM") representing the majority of unionized workers. Our employees in some South American countries are also highly unionized. Trade unions have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since

then labor relations between us and the industry have stabilized. This is in part due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. Furthermore, we have instituted a number of processes at both mine and at Company level, whereby management and unions interact regularly and address areas of difference as they arise. It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with the NUM in August 2005, following negotiations between the NUM, UASA (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. Agreement was only reached after a four day strike which affected all of our operations in South Africa. In contrast with previous strikes, this stoppage was peaceful and orderly and it is estimated that lost production, as a result of the strike, was made up in a reasonably short time period.

The Ashanti operations acquired in the business combination and their mining contractors also rely to a large degree on a unionized workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of our operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on our results of operations and our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities.

Mining contractors are used at certain of our mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

We compete with mining and other companies for key human resources.

We compete with mining and other companies to attract and retain key executives and other employees with appropriate technical skills and managerial experience necessary to continue to operate our business. The retention of staff is particularly challenging in South Africa, where we are required to achieve employment equity targets of participation by HDSAs in management and other positions. We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see above under "Our new order mineral rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights".

There can be no assurance that we will attract and retain skilled and experienced employees and, should we lose any of our key personnel, our business may be harmed and our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with HIV/AIDS which may adversely affect our results of operations and our financial condition.

AIDS remains the major health care challenge faced by our South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of our South African workforce that may be infected by HIV may be as high as 30 percent. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2002 we have offered a voluntary monitored anti-retroviral therapy program for employees in South Africa who are infected with HIV. This program offers a triple combination drug regimen, known as Highly Active Anti Retroviral Therapy ("HAART"), to wellness clinic patients that meet the medical eligibility criteria for starting treatment. From April 2003, we commenced a roll out of the treatment to all eligible employees desiring it. Currently approximately 3,500 employees are on the wellness program and as at February 2006, approximately 1,100 employees are receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of anti-retroviral therapy, is on average R1,140 ($175) per employee on treatment per month. It is not yet possible to develop

an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. We do not expect the cost that we will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect the results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with malaria, particularly in our operations located in Africa, which may have an adverse effect on our results of operations.

Malaria is a significant health risk at all of our operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health disease may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations are noise-induced hearing loss ("NIHL"), occupational lung diseases ("OLD") and tuberculosis ("TB"). We incur costs in providing occupational health services to our employees at various occupational health centers and we continue to implement initiatives with a view to limiting the incidence and severity of these occupational health diseases. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on our results of operations and our financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act ("ODMWA") that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act ("COIDA") that provides for compensation to non-miners who have OLD, as well as compensation to both miners and non-miners who suffer accidental injury in the workplace. Based on a recently proposed resolution, it is possible that these acts will be combined in the future.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times as many of our employees would be compensated as compared with those eligible for compensation under ODMWA. If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon our results of operations.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs.

We have embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations. Should this action not be successful, or in the absence of other solutions, we may be forced to meet all or part of the costs associated with the ingress of underground water, which could have an adverse effect on our results of operations and our financial condition.

Some of our power supplies are not always reliable and have on occasion forced us to halt or curtail activities at our mines. Power fluctuations and power cost increases may adversely affect our results of operations and our financial condition.

All of our mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the government of Ghana, although we also have access to VRA electricity supply from a recently constructed smaller thermal plant.

The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage our equipment. Other than short-term stand-by generators, which are not sufficient to allow us to continue mining operations, we have no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighboring Cote d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in our power supply to our operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect our results of operations and our financial condition.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and we have suffered resulting production losses as a result of equipment failure. Recently, South Africa has started to experience power outages.

Should similar events occur in the future or should fluctuations or power cost increases adversely affect our operations this would have an adverse effect on our operational results and our financial condition.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, we may not be able to obtain insurance coverage at acceptable premiums. We have a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by us. The occurrence of events for which we are not insured may adversely affect our cash flows and overall profitability.

Risks related to our ordinary shares and ADSs

Sales of large numbers of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if large amounts of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of our ordinary shares or ADSs may decide to sell them at any time. For example, the selling shareholder has entered into a registration rights agreement with us that would facilitate such further sales in the future. Sales of ordinary shares or ADSs by the selling shareholder or other shareholders, if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline.

Fluctuations in the exchange rate of different currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.

We have historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold our securities. This may

reduce the value of these securities to investors. At the general meeting of our shareholders held on December 5, 2002, a majority of our shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of our board of directors, or our shareholders at a general meeting. If and to the extent that we declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and dollar value of these dividends and distributions. Furthermore, the market value of our securities as expressed in Australian dollars, British pounds, Ghanaian cedis, dollars and South African rands will continue to fluctuate.

USE OF PROCEEDS

We estimate the net proceeds to us from our sale of ordinary shares under this prospectus supplement to be approximately $490.0 million after deducting the underwriting discount and our offering expenses, assuming an offering of 10,300,000 shares at the closing price of our ADSs on the New York Stock Exchange on March 22, 2006 of $48.33. We intend to use the proceeds of such sale for project development, capital expenditures and other general corporate purposes. Pending such use, we intend to reduce our short-term borrowing and the borrowings outstanding on our revolving credit facility. The weighted average maturity and interest rate of our borrowings was approximately 2.5 years and 4.9 percent, respectively, at December 31, 2005. These borrowings were incurred to fund capital expenditures and other general corporate purposes.

The selling shareholder will receive all of the proceeds from its sale of our ordinary shares pursuant to this prospectus supplement. We will not receive any of the proceeds from the selling shareholder's sales of our ordinary shares pursuant to this prospectus supplement.

DILUTION

Our net tangible book value as of December 31, 2005, was approximately $2,673 million, or $10.09 per ordinary share. Net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of ordinary shares outstanding.

After giving effect to our sale of 10,300,000 ordinary shares in the offering (the sale of shares by the selling shareholder in the offering has no effect on dilution) at an assumed offering price of $ per ordinary share and after deducting the estimated offering expenses payable by us, our net tangible book value as of December, 31, 2005, would have been $ million, or $ per ordinary share. This represents an immediate dilution of $ per share to new investors in the offering, as illustrated by the following table:

Assumed offering price per share	$
Net tangible book value per share before the offering	$
Increase per share attributable to new investors	$
Net tangible book value per share after the offering	$

After giving effect to our sale of 10,300,000 ordinary shares in the offering, existing ADS holders or shareholders will be diluted such that a shareholder holding 10 percent of our outstanding ordinary share capital prior to the offering will have its shareholding reduced to approximately   percent of our outstanding ordinary share capital following the issuance of 10,300,000 ordinary shares.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by us include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2005 is presented below.

AngloGold Ashanti operations – Total

(in $ millions, except as otherwise noted)

	For the year ended December 31,		
	2003	**2004**	**2005**
Production costs per financial statements	**992**	**1,340**	**1,638**
Plus:			
Production costs of equity accounted joint ventures	137	119	108
Less:			
Rehabilitation costs & other non-cash costs	(9)	(20)	(60)
Plus:			
Inventory movement	17	35	37
Royalties	27	41	54
Related party transactions[1]	37	46	39
Adjusted for:			
Minority interests[2]	(13)	(28)	(42)
Non-gold producing companies and adjustments	28	3	(41)
Total cash costs	**1,216**	**1,536**	**1,733**
Plus:			
Depreciation, depletion and amortization	321	507	653
Employee severance costs	4	7	26
Rehabilitation and other non-cash costs	9	20	60
Adjusted for:			
Minority interests[2]	(7)	(9)	(11)
Non-gold producing companies and adjustments	(2)	(4)	(5)
Total production costs	**1,541**	**2,057**	**2,456**
Gold produced (000' ounces)[3]	**5,413**	**5,829**	**6,166**
Total cash costs per ounce[4]	**225**	**264**	**281**
Total production costs per ounce[4]	**285**	**353**	**398**

(1)   Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2)   Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3)   Attributable production only.

(4)   In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

HISTORICAL ORDINARY SHARE AND ADS TRADING, DIVIDENDS AND EXCHANGE RATE INFORMATION

Ordinary Share and ADS Trading

The following table sets out, for the periods indicated, the reported intra-day high and low market quotations for AngloGold Ashanti's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE[1]		NYSE[2]	
	High	Low	High	Low
	(South African cents per ordinary share)		(dollars per ADS)	
Annual information				
Year ended December 31,				
2001	24,800	10,420	22.34	13.15
2002	34,700	20,000	35.33	17.62
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
Quarterly information				
2004				
First quarter	31,900	25,701	48.25	38.99
Second quarter	27,150	19,205	42.69	29.91
Third quarter	25,400	18,620	38.99	29.97
Fourth quarter	25,750	19,901	42.40	35.15
2005				
First quarter	24,500	18,700	39.00	31.27
Second quarter	24,500	19,000	36.60	30.50
Third quarter	28,400	21,500	44.13	34.09
Fourth quarter	31,990	25,750	49.88	38.64
Monthly information				
September 2005	28,400	22,500	44.13	35.75
October 2005	29,400	26,100	44.45	38.75
November 2005	29,748	25,750	44.71	38.64
December 2005	31,990	26,700	49.88	42.63
January 2006	37,500	31,400	61.50	50.00
February 2006	38,700	31,611	62.20	50.40
March 2006 (through March 22)	32,500	29,005	53.70	46.51

(1) The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24, 2002.

(2) Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share. With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.

Annual Dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the years 2001 through 2005, in each case in cents per ordinary share.

Year ended December 31,	Interim	Final	Total	Interim	Final	Total
	(South African cents per ordinary share)			(US cents per ordinary share)[1]		
2001	350	550	900	38.21	49.06	87.27
2002	675	675	1,350	63.81	82.12	145.93
2003	375	335	710	50.73	49.82	100.55
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.87	35.96

(1) Dividends for these periods were declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

Future dividends will be dependent on the Company's cash flow, earnings, planned capital expenditures, financial condition and other factors. The Company does not currently intend substantially changing its practice of paying out dividends from funds available after providing for long-term growth. Under South African law, the Company may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to its solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration. Given that the Company is in its highest-ever capital expenditure phase, it will continue to manage capital expenditure in line with profitability and cash flow and its approach to the dividend on the basis of prudent financial management.

Under the terms of the Company's Articles of Association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of the Company's board of directors or the Company's shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of the Company's ADSs are paid in dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement.

Exchange Rate Information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On March 22, 2006, the noon buying rate between rands and US dollars was R6.328 = $1.00.

Year ended December 31	High	Low	Year end	Average[1]
2001	13.60	7.50	12.00	8.76
2002	12.47	8.59	8.59	10.34
2003	9.05	6.26	6.70	7.42
2004	7.31	5.62	5.65	6.39
2005	6.92	5.64	6.33	6.35
2006 (through March 22, 2006)	6.34	5.99	N/A	6.19

(1) The average of the noon buying rates on the last business day of each month during the year.

Exchange rate information for the months of	High	Low
January 2006	6.23	5.99
February 2006	6.22	6.02
March 2006 (through March 22, 2006)	6.34	6.14

CAPITALIZATION

The following table sets forth our consolidated capitalization at February 28, 2006, unless otherwise stated, on an actual basis and as adjusted to give effect to our estimated offering proceeds of $490.0 million after deducting the underwriting discount and other offering-related expenses, assuming an offering of 10,300,000 shares at the closing price of our ADSs on the New York Stock Exchange on March 22, 2006 of $48.33, and after giving effect to the use of such offering proceeds to reduce our short-term borrowing and the borrowings outstanding on our revolving credit facility, pending use of the offering proceeds for project development, capital expenditures and other general corporate purposes.

You should read this table together with "Use of Proceeds" and our US GAAP financial statements and related discussion and analysis included in our Form 20-F.

	As at February 28, 2006	
	Actual	As Adjusted
	(in $ millions)	
Total debt[1][2]	$1,944[3]	$1,515
Stockholders' equity:		
400,000,000 authorized ordinary shares of 25 ZAR cents each; Ordinary shares issued Feb. 28, 2006 – 265,096,732[4]	10	11
Additional paid-in capital	5,059	5,548
Accumulated deficit[5]	(1,143)	(1,143)
Accumulated other comprehensive income[5]	(676)	(676)
Total stockholders' equity	3,250	3,740
Total capitalization	$5,194	$5,255

(1) Including short-term and long-term debt. As at February 28, 2006, approximately 77 percent of the Company's long-term debt was designated in dollars and 23 percent in South African rands.

(2) For a discussion regarding our guaranteed and non-guaranteed and secured and unsecured indebtedness see "Operating and financial review and prospects" included in our Form 20-F.

(3) As at February 28, 2006, secured and unsecured debt accounted for approximately $10 million and $1,934 million, respectively, of total debt.

(4) As of February 28, 2006, up to 15,384,615 of our ADSs were issuable upon exercise of $1,000,000,000, 2.375 percent guaranteed convertible bonds issued by AngloGold Holdings plc. As of February 28, 2006, up to 443,015 of our ordinary shares were issuable upon exercise of options over our ordinary shares currently outstanding.

(5) As at December 31, 2005.

(6) There has been no material change since February 28, 2006 in the consolidated capitalization or indebtedness.

SELLING SHAREHOLDER

The table below sets forth information regarding the ownership by the selling shareholder of our ordinary share capital prior to and immediately after the offering:

Shareholder	Ordinary Shares Offered[1]	Prior to the Offering[2]		After the Offering	
		Number of Ordinary Shares Owned	Percent of Total Ordinary Share Capital	Number of Ordinary Shares Owned	Percent of Total Ordinary Share Capital[3]
Anglo South Africa Capital (Proprietary) Limited	17,600,000	134,788,099	50.84	117,188,099	42.55

(1) Excludes shares sold upon the exercise of the underwriters' option to purchase up to an additional 4,200,000 ordinary shares.

(2) As at February 22, 2006 the Company had 265,096,732 ordinary shares in issue.

(3) After giving effect to the offering of 10,300,000 ordinary shares by the Company.

The selling shareholder is wholly owned indirectly by Anglo American. As such, Anglo American is a beneficial owner of the ordinary shares of the Company referred to in the foregoing table being offered by the selling shareholder pursuant to this prospectus supplement.

Anglo American is one of the world's largest mining and natural resource groups. Anglo American's address is 20 Carlton House Terrace, London SW1Y 5AN, England. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

As at December 31, 2005, 2004 and 2003, the selling shareholder was the Company's largest shareholder with an equity interest and voting rights of 50.88 percent, 50.97 percent and 54.45 percent, respectively. Of our 17 directors, five were proposed by the selling shareholder for nomination and an additional four are affiliated with Anglo American or its subsidiaries. The selling shareholder has indicated that the number of members affiliated with it on our board of directors may be reduced as the selling shareholder's percentage ownership of us declines.

The Company has no service agreements with Anglo American or any of its subsidiaries or other contracts in terms of which any revenue or profit-related fees are payable to Anglo American or its affiliates.

The selling shareholder does not have voting rights that differ from the voting rights of other shareholders.

Registration Rights Agreement

We have entered into a registration rights agreement with the selling shareholder under which we have agreed to file additional registration statements for the offer and sale of the selling shareholder's holdings in our ordinary shares, if the selling shareholder requests us to do so. Specifically, commencing 90 days after the first closing of this offering (or such shorter period as the underwriters may impose), the selling shareholder may demand that we file new registration statements for the selling shareholder's offer and sale of ordinary shares as long as the aggregate value of each offering by the selling shareholder is at least $250 million based on the market price of the ordinary shares on the date the selling shareholder makes a demand. We will be required to make all reasonable efforts to file a registration statement for the selling shareholder within 30 days after we receive each such demand, and to keep it effective for 90 days unless the ordinary shares offered pursuant to it are sold earlier.

The selling shareholder may make these demands as long as a public offering of the ordinary shares it owns would require US registration. Until January 1, 2008, which may be extended under certain circumstances, the selling shareholder is not limited in the number of demands it can make per calendar year, as long as no new demand is made until the completion or abandonment of the selling shareholder's offering pursuant to a registration statement filed for the immediately preceding demand. On or after January 1, 2008, as such date may be extended, the selling shareholder is limited to two demands per calendar year, subject to certain exceptions.

The selling shareholder has agreed to pay or reimburse us for certain reasonable, out-of-pocket expenses we incur in connection with the registration of such offerings.

In the event the selling shareholder offers and sells the ordinary shares in an underwritten offering, we have agreed to give the underwriter or underwriters representations, warranties and indemnities customary in that context. In addition, we have agreed to indemnify the selling shareholder to the fullest extent permitted by applicable law, including South African law, for certain liabilities under the Securities Act.

We will be able to postpone the filing of such a registration statement for the selling shareholder in three circumstances:

- First, we may postpone such registration if we give notice to the selling shareholder that a registration for the selling shareholder's offer or sale of its ordinary shares would adversely affect our own pending or contemplated offer or sale of securities for cash. In this event our postponement can last up to 90 days after the effectiveness of a registration statement we file for our own offer or sale, as long as we file this registration statement within 30 days after the date we give the notice to the selling shareholder. Prior to March, 23, 2008, we can postpone the filing of a registration statement for the selling shareholder only twice if the reason for the postponement is our own offering or sale of securities for cash.

- Second, we will be able to postpone a registration statement for the selling shareholder if we give notice to the selling shareholder that the investment committee of our board has determined such registration would materially impede, delay or otherwise interfere with our own pending or contemplated acquisition, corporate reorganization or other similar transaction, including an issuance of securities by us as consideration in such a corporate transaction. In this event our postponement can last up to 60 days following the date we give notice to the selling shareholder unless we give a second notice that we need more time to advance our corporate transaction, in which case the postponement may last up to 120 days following the date we gave the initial notice. If we enter into a definitive agreement related to our corporate transaction at any time during these 120 days, we may postpone filing the registration statement for the selling shareholder for a longer period as necessary to satisfy customary closing conditions in connection with our corporate transaction.

- Third, we will be able to postpone filing a registration statement for the selling shareholder, or to suspend such a registration statement already filed, if we give notice to the selling shareholder that postponement or suspension is necessary to comply with the Securities Act or to make changes to the disclosure contained or incorporated by reference in the registration statement. Such a postponement or suspension may last for 30 days following the date of the notice or a longer period as required by US securities laws.

TAXATION

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies ("STC") on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, the Company has elected not to be subject to STC. As a result, although the Company's dividend payments are not subject to STC, the Company pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by the Company being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares.

Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of the Company and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

Taxation of gains on sale or other disposition

Prior to October 1, 2001, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From October 1, 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.

Uncertificated Securities Tax ("UST")

The change of beneficial ownership in shares listed on an exchange in South Africa is subject to UST at the rate of 0.25 percent of the consideration payable in respect of such shares. Accordingly, the initial transfer by the selling shareholder of shares to the Depository in respect of the ADSs is subject to UST. Whilst this tax is normally payable by the purchaser of such shares, the selling shareholder has undertaken to pay the UST due in respect of such initial transfer.

The change of beneficial ownership of shares listed on an exchange outside South Africa and/or the transfer of ADSs is not subject to UST or to any other South African tax.

United States taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on South African and US tax laws, as applicable, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as at the date of this prospectus supplement, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of the Company, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United Sates for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For US federal income tax purposes, a US holder of ADSs will be treated as owning the underlying shares represented by those ADSs. Therefore deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by the Company generally will be taxable as dividend income to the US holder for US federal income tax purposes based on the dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company. For foreign tax credit limitation purposes, dividends paid by the Company will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, holders who are eligible for benefits under the Treaty would be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by the Company.

The amount of any distribution paid in foreign currency will be includible in the gross income of a US holder of shares in an amount equal to the dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into dollars. If the foreign currency is converted into dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into dollars on the date of receipt, a US holder of shares generally will have a basis in the foreign currency equal to its dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency will be converted into dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and other requirements and the non-US corporation satisfies certain requirements, including either that (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty that provides for the exchange of information (such as the Treaty). The Company currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of its shares or ADSs meet certain requirements. The Company expects that its dividends will be reported as qualified dividend income on Forms 1099-DIV delivered to US holders. Each individual US holder of the Company's shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

Parties to whom ADSs are released should be aware that US Treasury could consider certain activities to be inconsistent with the claiming of reduced rates in respect of qualified dividends (similar to official statements that have been made in respect of foreign tax credits). Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the dollar value of the amount realized on the disposition and the US holder's tax basis, determined in dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. The Company currently believes that it was not classified as a PFIC for the taxable year ended December 31, 2005 for US federal income tax purposes and does not anticipate that it will be classified as a PFIC for the taxable year ending December 31, 2006. If the Company were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by the Company would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding on US and non-US persons

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

The Company, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares (in the form of ordinary shares or ADSs) being offered. Subject to certain conditions, each underwriter has severally agreed to procure purchasers for or, failing that, purchase the number of ordinary shares indicated in the following table. Goldman, Sachs & Co. and UBS Limited are the representatives of the underwriters (the "Representatives"). The Representatives may be contacted at the following addresses: Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, United States of America; and UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom. J.P. Morgan Securities Ltd. may be contacted at 125 London Wall, London EC2Y 5AJ, United Kingdom. BMO Nesbitt Burns may be contacted at 11 Walbrook, London EC4N 8ED, United Kingdom.

Underwriters	Number of Ordinary Shares sold by the Company	Number of Ordinary Shares sold by selling shareholder
Goldman, Sachs & Co.		
UBS Limited		
BMO Nesbitt Burns Inc.		
J.P. Morgan Securities Ltd.		
Total	10,300,000	17,600,000

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to procure purchasers for, or, failing that, purchase themselves, the ordinary shares being offered are subject to approval of legal matters by counsel and to other conditions.

To the extent that the underwriters procure purchasers for or purchase themselves more than 27,900,000 ordinary shares, the underwriters have the option to procure purchasers for or, failing that, purchase up to an additional 4,200,000 ordinary shares (whether in the form of ordinary shares or ADSs) from the selling shareholder at the initial price to investors less the underwriting discount (the "Additional Share Option"). The underwriters may exercise the Additional Share Option for 30 days following the date of this prospectus supplement. To the extent that the Additional Share Option is exercised, each underwriter will become severally obligated to procure purchasers for, or, failing that, to purchase themselves, approximately the same proportion of such additional ordinary shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of ordinary shares set forth next to the names of all underwriters in such table.

The following tables show the per ordinary share and total underwriting discounts, commissions and fees to be paid to the underwriters by the Company and the selling shareholder. In the case of the selling shareholder only, such amounts are shown assuming both no exercise and full exercise of the underwriters' Additional Share Option.

Paid by the Company

Per ordinary share[1]	$
Total	$

(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

Paid by the selling shareholder	No Exercise	Full Exercise
Per ordinary share[1]	$	$
Total	$	$

(1) Assuming all ordinary shares offered hereby are sold in the form of ADSs.

The total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling shareholder represents   percent of the proceeds of the offer, before any fees and expenses.

Ordinary shares sold by the underwriters to purchasers procured by the underwriters or otherwise to the public will initially be offered at the initial price to investors set forth on the cover of this prospectus supplement. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per ordinary share from the initial price to investors. Any such securities dealers may resell any ordinary shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial price to investors. If all the ordinary shares are not sold at the initial price to the purchasers procured by the underwriters or otherwise to the public, the Representatives may change the offering price and the other selling terms.

We and the selling shareholder have agreed to pay all fees and expenses in connection with this offering allocable to the offering of the ordinary shares by the Company and the offering of the ordinary shares by the selling shareholder, respectively, and any fees and expenses not so allocable shall be borne by the Company and the selling shareholder in proportion to the number of ordinary shares sold by the Company and the selling shareholder, respectively, pursuant to the underwriting agreement.

Set forth below is an itemization of the estimated total fees and expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ordinary shares by us and the selling shareholder.

SEC registration fee	$
JSE Limited listing and inspection fees	$
Printing and engraving costs	$
Legal fees and expenses	$
Financial advisers fees	$
Insurance and other expenses	$
Accounting fees and expenses	$
Total	$

The Company and the selling shareholder estimate that their share of the total expenses of the offering, excluding underwriting discounts, commissions and fees, will be approximately $ million and $ million respectively.

The underwriters expect that delivery of the ordinary shares will be made against payment therefor on the settlement date specified on the cover page of this prospectus supplement, which will be the fifth business day following the pricing date of the shares (this settlement cycle being referred to as "T+5").

We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the Securities and Exchange Commission. UBS Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.

A prospectus supplement in electronic format may be made available on the Internet sites maintained by one or more underwriters or securities dealers.

The selling shareholder has agreed with the underwriters that, for a period of 270 days from the date of this prospectus supplement, it will not, without the prior written consent of the underwriters, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our ordinary shares or any securities of the Company that are substantially similar to our ordinary shares. The foregoing sentence shall not apply to (i) the ordinary shares in this offering and (ii) any sale by the selling shareholder of our ordinary shares, in whole or in part, in the context of an acquisition, merger, corporate reorganization or similar transaction provided that the recipient of such ordinary shares agrees to be subject to the foregoing sentence. The underwriters in their sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

We and our directors have agreed with the underwriters that, for a period of 180 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the underwriters, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our ordinary shares or any securities of the Company that are substantially similar to our ordinary shares. The foregoing sentence shall not apply to (i) the ordinary shares in this offering, (ii) our issuance and sale of ordinary shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of this prospectus supplement, (iii) our issuance of ordinary shares issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement and (iv) our issuance of ordinary shares in the context of an acquisition, merger, corporate reorganization or similar transaction provided that the recipients of such ordinary shares agree to be subject to the foregoing sentence. The underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice and, specifically in the circumstances described in part (iv) of the foregoing sentence where such recipients do not agree to be subject to these lock-up agreements, will not unreasonably withhold their release of the lock-up.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' Additional Share Option. The underwriters may close out any covered short position by either exercising their Additional Share Option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may obtain additional ordinary shares pursuant to the Additional Share Option. "Naked" short sales are any sales in excess of the Additional Share Option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the Company's ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions are expected to be effected on the New York Stock Exchange and the JSE Limited, in the over-the-counter market or otherwise.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company and the selling shareholder, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters and their respective affiliates have, from time to time, entered into hedging transactions with the Company and certain of its affiliates.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ordinary shares or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each of the underwriters has represented and agreed that:

(a)   it has not made or will not make an offer of the ordinary shares to the public in the United Kingdom within the meaning of section 102B of the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21(1) of the FSMA does not apply to us; and

(c)   it has complied with, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

European Economic Area Member States

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each of the underwriters has represented and agreed that, with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ordinary shares to the public in that Relevant Member State at any time:

(a)   to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ordinary shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed nor may the ordinary share be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

Each of the underwriters has represented and agreed that this prospectus supplement has not, and no other prospectus, disclosure document, offering material or advertisement in relation to the ordinary shares has, been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited or any other Governmental Agency.

Each underwriter has represented and agreed in the underwriting agreement that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the ordinary shares within, to or from Australia (including an offer or invitation which is received by a person in Australia), unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offerer or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia; and (ii) such action complies with all applicable laws and regulations; and

(b) has not distributed or published, and will not distribute or publish, this prospectus supplement or any other prospectus, disclosure document, offering material or advertisement relating to the ordinary shares in Australia, unless: the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offerer or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia.

South Africa

Each of the underwriters has represented and agreed that it has not offered and will not offer the ordinary shares offered by this prospectus to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended). Accordingly, such ordinary shares may not be handed on, surrendered to, renounced in favor of or assigned to any person in South Africa in any manner which could be construed as an offer to the public in terms of Chapter VI of the Companies Act, 1973 (as amended).

New Zealand

This prospectus supplement has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand. Accordingly, each underwriter has represented and agreed that it (i) has not offered or sold, and will not offer or sell, directly or indirectly, ordinary shares and (ii) has not distributed and will not distribute, directly or indirectly, any offer materials or advertisements in relation to any offer of ordinary shares, in each case in New Zealand other than (a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money or (b) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment, or statutory substitution for, the securities legislation of New Zealand).

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback & Associates (Pty) Limited regarding certain South African legal matters. Certain legal matters with respect to United States and New York law will be passed upon for Anglo American plc by Sullivan & Cromwell LLP. Certain legal matters with respect to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell.

SOUTH AFRICAN RESERVE BANK APPROVAL

Each of us and the selling shareholder have obtained approval from the South African Reserve Bank for our and the selling shareholder's offering of ordinary shares under this prospectus supplement.

EXPERTS

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. incorporated in this prospectus by reference to the 2005 Annual Report on Form 20-F of AngloGold Ashanti Limited, have been so incorporated in reliance on the report by PricewaterhouseCoopers Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting; and

The financial statements of Societe d'Exploitation des Mines d'Or de Sadiola S.A., incorporated in this prospectus by reference to the 2005 Annual Report on Form 20-F of AngloGold Ashanti Limited, have been so incorporated in reliance on the report by KPMG Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

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TABLE OF CONTENTS
Prospectus Supplement

27,900,000 Ordinary Shares

AngloGold Ashanti Limited

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PROSPECTUS SUPPLEMENT

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Goldman, Sachs & Co.   **UBS Investment Bank**

BMO Nesbitt Burns   **JPMorgan**

, 2006